

February 13, 2012

Via E-Mail
Ms. Jody H. Feragen
Chief Financial Officer
Hormel Foods Corporation
1 Hormel Place
Austin, Minnesota 55912-3680

> **Re: Hormel Foods Corporation**
> **Form 10-K for the year ended October 30, 2011**
> **Filed December 21, 2011**
> **File No. 001-02402**

Dear Ms. Feragen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended October 30, 2011

Note I. Pensions and Other Post-Retirement Benefits, page 45

1. We note from your disclosure that during fiscal 2011 several changes were enacted that affected your defined benefit pension plans at the measurement date. Please tell us the individual impact each of plan amendment had on your benefit obligation which resulted in a decrease of $(51.3) million to your benefit obligation. As part of your response, please tell us how each plan amendment was accounted for within your financial statements and how you considered the guidance in ASC 715-60-35 and 715-30-35 in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680 or Julie Rizzo, at (202) 551-3574 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief